Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated August 24, 2022, and the related Letter of Transmittal and any amendments, modifications, or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BBQ Holdings, Inc.

at

$17.25 Net Per Share

by

Grill Merger Sub, Inc.

a wholly owned subsidiary of

MTY Franchising USA, Inc.

Grill Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition and the HSR Condition (each as defined in the Offer to Purchase, as defined below), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BBQ Holdings, Inc., a Minnesota corporation (“BBQ Holdings”), at a price of $17.25 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase and other related materials, as each may be amended, modified, or supplemented from time to time, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME, ON SEPTEMBER 21, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 8, 2022 (as it may be amended, modified, or supplemented from time to time, the “Merger Agreement”), by and among MTY, Purchaser and BBQ Holdings.

The Merger Agreement provides that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), the staff thereof or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in consecutive increments of at least five and up to ten business days (or such other duration as may be agreed to by MTY and BBQ Holdings) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum

Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension increment. Purchaser and MTY will not be required to extend the Offer beyond December 6, 2022 (the “Outside Date”).

If Purchaser extends the Offer, it will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day of the previously scheduled Expiration Time.

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer, Purchaser will, at or as promptly as practicable following the Expiration Time, irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and Purchaser will pay for all such Shares at or as promptly as practicable (and in any event within three business days) following the date and time when they are irrevocably accepted for payment. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if, and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the Offer Price for the Shares by reason of any extension of the Offer or any delay in making such payment for the Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary. Holders of Shares who wish to tender their Shares pursuant to the Offer but cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot comply with the procedure for book-entry transfer described in the Offer to Purchase by the Expiration Time, may nevertheless tender such Shares by following the procedure for guaranteed delivery set forth in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time, and may also be withdrawn at any time after October 23, 2022, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

BBQ Holdings has provided Purchaser with BBQ Holdings’ shareholder list and security position listing for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and the other Offer-related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on BBQ Holdings’ shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger (as defined in the Offer to Purchase) for cash will be a taxable transaction to United States Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares is urged to consult its tax advisor regarding the particular tax consequences to such holder of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger in light of such holder’s particular circumstances (including the application and effect of any state, local or non-U.S. laws).

The Offer to Purchase, the related Letter of Transmittal, and BBQ Holdings Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of BBQ Holdings and the reasons therefor) contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone numbers set forth below and on the back cover of the Offer to Purchase. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact their brokers, dealers, commercial banks, trust companies, or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokerage Call: (212) 269-5550

Shareholders and All Others Call Toll-Free: (888) 605-1957

Email: BBQ@dfking.com

August 24, 2022

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